Exhibit 99.1

Performance Shipping Inc. today disclosed the following statement in response to the intent to nominate a director candidate, the proposals and the books and records demand made by Sphinx Investment Corp.:

Performance Shipping regularly engages with investors and is open minded with respect to value creation opportunities. In that light, we are deeply concerned by the actions taken by Sphinx and its principal George Economou.

Over the last several weeks, Sphinx stealthily took a large position in our stock and has proceeded with increasingly aggressive actions towards the Company, including demanding to somehow eliminate the rights of a broadly-held class of shares, seeking to change our corporate structure, nominating a director candidate to our Board, proposing to remove other directors and demanding a review of our books and records. To date, we have responded promptly, noting our disagreement with Sphinx’s baseless allegations.

Sphinx has done all of this without stating their intentions. We are open to engaging with Sphinx and Mr. Economou as we would with any shareholder. However, given they have taken these steps without being clear about their goals and while hiding behind their lawyers, we can only assume the worst.

Mr. Economou’s record of destroying shareholder value and enriching himself through self-dealing and poor corporate governance speaks for itself. We note that the nominee proposed by Sphinx, John Liveris, has aided Mr. Economou in some of his most egregious transactions, including at Ocean Rig and OceanFreight.

Nonetheless, we stand by to engage constructively with Sphinx to better understand their intentions and our Board will review their proposals and nominees through our normal corporate practices and standards. Assuming the relevant legal requirements are satisfied, our shareholders will have the opportunity to vote on Sphinx’s nomination and proposals at our 2024 annual meeting of shareholders.

It is important to understand that Performance Shipping is building a strong company with significant growth and value creation opportunities. Our Board of Directors comprises highly qualified directors, the majority of whom are independent and all of whom are committed to exercising their business judgment and acting in accordance with their fiduciary duties to the benefit of the Company and all shareholders.

In light of our relatively small market capitalization and to ensure shareholders have the opportunity to realize the full upside potential of their investments in our Company, we established our corporate structure with a classified Board to protect against the types of coercive and hostile actions we are seeing from Sphinx.

Our Board will continue to take actions that are in the best interests of the Company and all of our shareholders.

The Performance Shipping Board will review the proposals and director nominee and will present its formal recommendations in the Company’s proxy statement, which will be filed with the Securities and Exchange Commission and mailed to all shareholders eligible to vote at the Company’s 2024 annual meeting of shareholders. The annual meeting has not yet been scheduled. The Board will also address the books and records request as appropriate.

Performance Shipping shareholders do not need to take any action at this time.

Investor and Media Relations:

Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements regarding Sphinx’s investment in the Company and the Company’s response thereto, and statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessel we have agreed to acquire.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.